FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]     Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated September 20, 2005 by Excel Maritime Carriers Ltd. (the "Company") announcing the charter of its vessel MV Rodon.

ADDITIONAL INFORMATION

          None.

Contact:
Investor Relations / Financial Media:           Company:
Nicolas Bornozis                                Christopher Georgakis
President                                       Chief Executive Officer
Capital Link, Inc.                              Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                    67 Akti Miaouli Street
New York, NY 10160, USA                         185 37 Piraeus, Greece
Tel:  (212) 661-7566                            Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                             Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com               E-Mail: info@excelmaritime.com
        www.capitallink.com                              www.excelmaritime.com

      Excel Maritime Carriers (EXM) Enters a One-Year Charter on M/V Rodon

PIRAEUS, GREECE (September 20, 2005). Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it chartered M/V Rodon for a period of about 12/14 months at US$ 20,250 per day to a first class European charterer.

M/V Rodon is a Panamax dry bulk carrier of approximately 73,670 dwt, built in 1993 in Korea, which the Company acquired and took delivery of in June, 2005.

CEO Christopher Georgakis commented, "We continue to implement our fleet deployment strategy of securing period charters for new acquisitions and within this context we have secured a one-year employment for M/V Rodon, which will further enhance the visibility and stability of our earnings."

About Excel Maritime Carriers Ltd
---------------------------------

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. As of September 15th, 2005 Excel's shares trade on the New York Stock Exchange (NYSE) under the same symbol - EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  September 20, 2005                    By: /s/ Christopher J. Georgakis
                                                 ----------------------------
                                                      Christopher J. Georgakis
                                                      President and
                                                      Chief Executive Officer







02545.0001 #602535